UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-40799

Sportradar Group AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed by Sportradar Group AG (the “Company”), in connection with the Company's previously announced underwritten secondary public offering of an aggregate of 23,000,000 Class A ordinary shares of the Company (the “Secondary Offering”) by CPP Investment Board Europe Inc. (“CPPIB”), TCV IX Sports Corp. (“TCV”), and Carsten Koerl (collectively, the “Selling Shareholders”), the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, the Selling Shareholders, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”), pursuant to which the Underwriters were granted a 30-day option to purchase up to an additional 3,450,000 Class A ordinary shares (the “Option Shares”) from CPPIB and TCV. On May 5, 2025, the Company closed on the Option Shares, following a full exercise of the option by the Underwriters. The Company did not receive any proceeds from the sale of the Option Shares.

The Secondary Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-286679) filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2025 (the “Registration Statement”), a prospectus, dated April 22, 2025 included as part of the Registration Statement, a preliminary prospectus supplement, dated April 22, 2025 and filed with the SEC on April 22, 2025, and a final prospectus supplement, dated April 23, 2025 and filed with the SEC on April 24, 2025.

The information contained herein is hereby incorporated by reference into (i) the Registration Statement and (ii) the Company’s Registration Statement on Form S-8 (File No. 333-259885).

The attached Exhibit 5.1 opinion of Niederer Kraft Frey Ltd. regarding certain Swiss law matters relating to the Option Shares, including the validity of the Option Shares, is hereby incorporated by reference into the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sportradar Group AG

By:	/s/ Michael Miller
	Name:	Michael Miller
	Title:	Chief Legal and Administrative Officer

Date: May 5, 2025

EXHIBIT INDEX

Exhibit No.	Document Description
5.1	Opinion of Niederer Kraft Frey Ltd.